11019084

COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 45573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Workman Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 City West Parkway, Suite 350
(No. and Street)

Eden Prairie (City) Minnesota (State) 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Maxa 952-541-6094
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

7400 Metro Blvd, Suite 100 (Address) Edina (City) Minnesota (State) 55439 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Maxa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Workman Securities Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE ANN PETERS
Notary Public - Minnesota
My Commission Expires Jan 31, 2015

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORKMAN SECURITIES CORPORATION

TABLE OF CONTENTS

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying statements of financial condition of Workman Securities Corporation as of December 31, 2010 and 2009 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Workman Securities Corporation at December 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 3, 2011

WORKMAN SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

ASSETS

	2010	2009
Cash	$ 261,977	$ 292,418
Cash deposits with clearing organizations	25,000	25,000
Total cash	286,977	317,418
Commissions and accounts receivable	796,109	748,587
Prepaid expenses	11,374	15,565
Furniture and equipment at cost less accumulated depreciation of $61,340 and $61,340	-	-
Securities owned:		
Marketable, at market value	42,714	35,676
Total assets	$ 1,137,174	$ 1,117,246

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Liabilities		
Accrued commissions	$ 620,693	$ 691,610
Other accrued expenses	117,780	64,858
Total liabilities	738,473	756,468
Stockholder's equity		
Common stock, no par value 2,000 shares authorized 1400 shares issued and outstanding	25,000	25,000
Additional paid-in capital	372,929	372,929
Retained earnings (deficit)	772	(37,151)
Total stockholders' equity	398,701	360,778
Total liabilities and stockholders' equity	$ 1,137,174	$ 1,117,246

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF INCOME

For The Years Ended
December 31, 2010 and 2009

	2010	2009
Revenues		
Commission income	$ 13,207,574	$ 12,653,643
Investment advisory fees	1,629,921	1,173,056
Marketing allowance	205,895	180,714
Interest	4,552	5,794
Miscellaneous	11,214	60,611
	15,059,156	14,073,818
Expenses		
Commissions	12,202,582	11,764,975
Management fee	120,991	249,240
Licensing and bonding	191,128	114,113
Office rent	102,100	143,031
Office supplies and expense	223,602	182,128
Professional fees	587,793	237,196
Training and compliance	(30,388)	(25,449)
Business insurance	(57,876)	(55,109)
Dues and subscriptions	26,285	15,752
Regulatory settlements and fines	-	50,000
Customer settlements	93,532	20,365
Clearing costs	116,933	(195,490)
Salaries and wages	1,279,919	1,413,180
Health and dental insurance	39,403	26,979
Payroll taxes	79,138	88,382
Pension expense	39,659	45,093
Employee functions	181	838
Meals and entertainment	7,354	5,120
Travel	23,058	24,132
Marketing	21,597	22,615
Technology	(58,108)	(29,598)
Other expenses	5,626	16,054
Total expenses	15,014,509	14,113,547
Net income (loss) before income taxes	44,647	(39,729)
Provision for income taxes	6,724	4,295
Net income (loss)	$ 37,923	$ (44,024)

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Years Ended
December 31, 2010 and 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	1400	$ 25,000	$ 372,929	$ 6,873	$ 404,802
Net loss				(44,024)	(44,024)
Balance, December 31, 2009	1400	25,000	372,929	(37,151)	360,778
Net income				37,923	37,923
Balance, December 31, 2010	1400	$ 25,000	$ 372,929	$ 772	$ 398,701

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended
December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Fees and commissions received	$ 15,000,044	$ 14,112,310
Cash paid to suppliers and employees	(15,028,313)	(14,288,327)
Interest received	4,552	5,794
Income taxes paid	(6,724)	(4,295)
Net cash used by operating activities	(30,441)	(174,518)
Net increase (decrease) in cash	(30,441)	(174,518)
Cash at beginning of year	317,418	491,936
Cash at end of year	$ 286,977	$ 317,418
Reconciliation of net income to net cash provided (used) by operating activities		
Net income (loss)	$ 37,923	$ (44,024)
Adjustments:		
Decrease (increase) in receivables	(47,522)	44,286
Decrease (increase) in prepaid expenses	4,191	(343)
Decrease in accrued commissions	(70,917)	(101,138)
Increase (decrease) in other accrued expenses	52,922	(82,101)
Decrease (increase) in marketable securities	(7,038)	8,802
Total adjustments	(68,364)	(130,494)
Net cash provided (used) by operating activities	$ (30,441)	$ (174,518)

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2010 and 2009

1. Nature of Business

Workman Securities Corporation is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2010, the company is a registered broker-dealer in all 50 states and the District of Columbia and a registered investment advisor in 34 states. The Company is a Minnesota Corporation that is wholly-owned by BDMA, Inc. (Parent).

The majority of the Company's commission revenue is earned from variable annuity and mutual fund investments and transfers executed on behalf of its customers. The Company also earns commissions on various life insurance products, universal life and variable life insurance policies, and securities transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents:

The Company includes money market funds in the category of cash as presented in the cash flow statement.

Commissions Receivable:

Receivable from the clearing organization primarily represents accruals for commission amounts due from various mutual fund sponsors and life insurance companies. It is the Company's policy to use the reserve method to write off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, no provision has been made for doubtful accounts at December 31, 2010 and 2009.

Depreciation:

Office equipment is stated at cost. Repairs and maintenance are expensed as incurred. The company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation are used for income tax purposes. The estimated useful lives of the assets are five to seven years.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the assets to the carrying amount of the assets.

Investments:

The Company's investments are reported at market value.

Income Taxes:

The Company is an S corporation for income tax purposes. As such, the Company is not subject to federal and state income taxes. The taxable income or loss resulting from operations, along with various tax credits, are reported by the stockholders on their federal and state individual income tax returns. The provision for income taxes is franchise taxes charged by various states.

Revenue Recognition:

Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue and related expenses for life insurance policies are recorded when the insurance company approves the policy. Investment advisory fees are recognized as earned as they are received.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule and effective July 5, 2006, the Company is required to maintain net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2010 and 2009, the Company had net capital, as computed under the rule, of $310,130 and $255,768 respectively.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2010. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. Computation of Net Capital Under Rule 15c3-1 of the SEC

There is no difference between the audited computation of net capital and the broker/dealer corresponding unaudited Focus IIA report at December 31, 2010.

6. Related Party Transactions

BDMA, Inc. owns 100% of the outstanding stock of the Company. The Company entered into a management agreement with BDMA, Inc. on January 1, 2002. The agreement provided BDMA, Inc. the right to manage the Company and the right to receive the profits generated by the Company. The agreement was amended January 1, 2006 and February 1, 2007 to include office rental, equipment rental, general overhead, salaries and employee benefits.

7. Pension Plan

Defined Contribution Plan

The plan covers all eligible employees who are 21 years of age and have completed one year of service. The Company contributes 100% of the employee's contributions up to 3% of qualifying wages and 50% of the next 3% of qualifying wages. The contribution by the Company for 2010 and 2009 was $39,659 and $45,093 respectively.

8. Contingent Liabilities

Jackson National Matter

Jackson National Life Insurance Company ("JNL") has issued a demand letter to the Company on January 29, 2009. This letter seeks indemnification for claims asserted against JNL by the holder of a variable annuity product purchased through a former registered representative of the Company in January 2006. The client alleges certain licensure and disclosure issues regarding the registered representative that the Company was previously unaware of. As of December 31, 2008 JNL unilaterally decided to refund the initial purchase price of the annuity to the client and absorb approximately $362,000 in losses. In 2009, JNL initiated litigation against the Company seeking reimbursement for the loss. The Company continues to disclaim all liability in this matter and believes that JNL, the client and the former registered representative share in any losses that occurred due to their conduct related to the sale. During 2009, the Company initiated litigation against the former registered representative seeking indemnification for a portion of the loss.

During 2010, active litigation in this matter continued and will likely continue for a substantial portion of 2011. During 2010, discovery for this matter concluded and the Company has moved the Court for a Summary Judgment. If the Company is

Contingent Liabilities (continued)

Jackson National Matter (continued)

unsuccessful in its motion for Summary Judgment, the Company will prepare for trial. During 2010, settlement negotiations of this matter have proved unsuccessful as JNL has made settlement demands for amounts in excess of what it sought in its complaint. The Company has placed its insurance carrier on notice of this claim and believes that it has coverage for the claim despite the carrier's denial. Should the Company not prevail in this matter, the Company will pursue its claims against the carrier. This claim is well within any liability limits of the insurance policy at issue.

Phillip Roy Financial Services, LLC

Phillip Roy Financial Services, LLC and Phillip Roy Financial Consultants, LLC (collectively "Phillip Roy") initiated litigation against the Company during July of 2009. Phillip Roy claims tortious interference of a contractual relationship and misappropriation of trade secrets by the Company. The contractual and trade secrets issues relate to certain contracts between a former registered representative of the Company and Phillip Roy. The Company intends to motion the court to dismiss the claims of Phillip Roy as they have no basis as a matter of law and Phillip Roy has thus far been unable to verify any actual damages. The Company disclaims all liability in this matter and continues to fully defend itself.

Customer Arbitrations and Mediations

As further summarized below, certain current and former clients commenced arbitrations and mediations against the Company and its current and/or former registered representatives during 2009 and 2010 (collectively "arbitrations" or "proceedings"). Client allegations in these proceedings in most cases involve claims that the registered representative, as agents of the Company, recommended unsuitable alternative investments to the clients. Several alternative investment offerings that are common to many of these arbitrations were distributed by Provident Asset Management, LLC ("Provident") and Medical Capital Corporation (Medical Capital Corporation and its related entities shall be referred to collectively as "Medical Capital.")

Provident Asset Management, LLC

In July 2009, the SEC obtained an asset freeze against Provident alleging that Provident was involved in fraud and a Ponzi scheme related to several of their securities offerings. Later in 2009, a number of Provident entities filed for Chapter 11 bankruptcy reorganization. The bankruptcy is still ongoing. However, while the bankruptcy proceedings have not concluded with a definite result, several of the Company's current and former clients commenced arbitration proceedings in an effort to make the broker-dealer, which effectuated the Provident investments and virtually every party having any connection with the broker-dealer, into a guarantor of the investment. These events were

Contingent Liabilities (continued)

Provident Asset Managements, LLC (continued)

completely unforeseeable and the Company disclaims all liability in these matters and will fully defend itself.

During 2010, the Company and 49 other broker-dealer defendants have been sued by the Liquidating Trustee in connection with the Provident bankruptcy case filed by various Provident entities. The complaint alleges claims on behalf of the bankrupt Provident entities and also seeks to assert various claims purportedly assigned to the Liquidating Trustee by individual Provident investors. The case was originally an adversary proceeding in the United States Bankruptcy Court for the Northern District of Texas and has subsequently been transferred to federal district court. The Company has filed a Motion to Dismiss in tandem with the other broker-dealer defendants and intends to vigorously defend the litigation, which remains at an early stage.

Given the early posture of the litigation and the number and complexity of factual and legal issues involved, it is impossible at this time for the Company to estimate the likelihood of a favorable outcome. The Liquidating Trustee's complaint purports to assert a total of approximately $9,045,000 in 122 individual investor claims against the Company.

Medical Capital Corporation Class Action

During 2010, certain former clients of the Company threatened to initiate a class action lawsuit for investments they purchased through Medical Capital. The Company, in cooperation with its liability insurance carrier, intends to mediate this matter, which is anticipated to happen during the summer of 2011. While there is $2,700,000 in potential Medical Capital liability, some of which is being arbitrated as discussed below, the Company believes it is likely to achieve a reasonable settlement within the coverage limits of its liability insurance policy. As such, this case is currently being defended by the Company under a reservation of rights letter by the liability carrier. The Company had a $50,000 self-insured retention requirement that has been satisfied, and upon information and belief, the liability carrier will be responsible for paying all the costs to defend this matter and any award or settlement in favor of the Plaintiffs.

Other Customer Arbitrations and Mediations

Summarized below are various proceedings, categorized geographically by each client's state of residency. All of these individual proceedings are not included in the Provident Liquidating Trustee matter or Medical Capital matter as discussed above. Amounts listed below represent the principal amount of investments and do not include any interest costs, attorney fees, costs or punitive damages that clients may potentially seek. All of the arbitrations listed below will be resolved through the FINRA Dispute Resolution process.

Contingent Liabilities (continued)

Arizona

Three client arbitrations were initiated against a former registered representative of the Company and the Company ("the parties") during 2009 and 2010. Clients allege that the parties recommended unsuitable investments in alternative investments including positions in Provident and Medical Capital. The principal amount invested in these investments total approximately $1,311,000. These proceedings are currently being defended by the Company under a reservation of rights letter by the Company's liability carrier. The Company has a $50,000 self-insured retention requirement for each of these proceedings and it's the Company's belief that the liability carrier will be paying for costs to defend these matters, including attorney fees, once the retentions are exhausted. During early 2011 one of these arbitrations was settled for $80,000. The entire settlement amount was paid for by the Company's liability carrier.

California

During 2009, a client arbitration was initiated against a former registered representative of the Company, two former broker-dealers of the registered representative and the Company. All of the alternative investments listed in the arbitration were sold to the client while the former registered representative was associated with the two other broker-dealers. The principal amount of the investments involved total approximately $2,500,000. The Company has moved to dismiss the claims asserted in this matter and during 2010 the claimants agreed to dismiss the Company in exchange for a release of the Company's attorney's fees and costs incurred.

Colorado

During 2010 a client arbitration was initiated against a former registered representative of the Company and the Company. A total of $623,000 of investments are involved of which only $125,000 were sold to the client while the former registered representative was associated with the Company. The Company has a $50,000 self-insured retention requirement for this proceeding and it's the Company's belief that the liability carrier will be paying for the costs of defense, including attorney fees, once that retention is exhausted.

Florida

Florida Demand Letter - Approximately 21 clients and former clients have submitted a demand letter ("the Demand Letter"), dated October 2009, to the Company. The Demand Letter sought damages for claims not yet filed with FINRA. In the Demand Letter, investors claim to be current or former clients of the Company. The clients assert that the

Contingent Liabilities (continued)

Florida (continued)

Company failed to perform proper due diligence as to investments in Provident. The clients claim that current and former registered representatives of the Company recommended and sold over-concentrated positions in high commission, illiquid unsuitable limited partnerships and private placements. Further, certain clients allege that a Company registered representative sold a hedge fund which resulted in a total loss. Many investments in the Demand Letter are still performing according to projections contained in the private placement memorandum. In sum, the clients claim the Company sold approximately 4.0 million dollars in Provident, approximately 1.0 million dollars in the hedge fund and 3.7 million dollars in other unsuitable and illiquid investments for a grand total of approximately 8.7 million in total investments.

During April of 2010, the Company completed mediation and settled this matter for approximately $2,182,000. The entire settlement amount was paid for by the Company's liability carrier.

Arbitrations – 1031 TIC Investments – During 2009 and 2010 two client arbitrations were initiated against the Company. The clients allege the Company sold them unregistered and unsuitable investments in tenant-in-common properties through tax code 1031 exchanges. The principal amount of investments at issue is approximately $3,265,000 plus unspecified bargain damages, lost opportunity damages, interest costs, etc. One of these arbitrations is set for hearing in April 2011 and the other one is yet unscheduled. The Company believes it has a strong defense on the merits.

These arbitrations are currently being defended by the Company under reservation rights by the Company's liability carrier. The amount of the Company's self-insured retention requirement has not been determined, but should not exceed $100,000 per claim.

Arbitrations – Alternative Investments – During 2009 and 2010, nine client arbitrations were initiated against either current or former registered representatives of the Company and the Company ("the parties"). The clients allege that the parties recommended unsuitable investments to them primarily in alternative investments including Provident and Medical Capital. The principal amount of all the investments is approximately $7,357,000. Many of these investments are currently performing according to projections in the private placement memorandums. The Company believes it has a strong defense on the merits.

These arbitrations are currently being defended by the Company under reservation rights by the Company's liability carrier. The amount of the Company's self-insured retention requirement has not been determined, but should not exceed $50,000 per claim.

Contingent Liabilities (continued)

Arbitrations-Alternative Investments (continued)

During 2010 and early 2011, two of the clients settled their claims against the Company for $130,000. The majority of these settlements were paid for by the Company's liability insurance carrier.

Illinois

During 2010, a client arbitration was initiated against a registered representative of the Company and the Company ("the Parties"). Clients allege that the parties recommended an unsuitable alternative investment. The principal amount invested in the investment totals approximately $120,000. These proceedings are currently being defended by the Company under a reservation of rights by the Company's liability carrier. The Company has a $50,000 self-insured retention requirement for this proceeding and it's the Company's belief that the liability carrier will be paying for the costs of defense including attorney fees once that retention is exhausted.

Minnesota

A client arbitration was initiated against two former registered representatives of the Company and the Company during 2009. Two clients allege that they incurred unnecessary tax penalties on certain withdrawals from a retirement plan prior to age 59 ½. The Company believes it has a strong defense on the merits as any liability relates to a tax liability and not a claim of unsuitable investments. The clients are seeking the full amount of their investment, approximately $100,000, but the tax liability at issue is approximately $10,000. During 2010, one of the two clients settled his claims against the Company for $5,000. The Company anticipates that the second client will settle for a similar amount during 2011. The Company believes its liability, if any, for the remaining claim is $10,000 or less plus the cost of defense. The Company has a $50,000 self-insured retention requirement for this proceeding which has been satisfied and it's the Company's belief that the liability carrier is now responsible for paying the costs of defense and any further award in favor of the client.

Nevada

During 2010, a client arbitration was initiated against a former registered representative of the Company and the Company ("the Parties"). Clients allege that the parties recommended unsuitable alternative investments in both Provident and Medical Capital. The principal amount invested in these investments total approximately $149,000. These proceedings are currently being defended by the Company under a reservation of rights by the Company's liability carrier. The Company has a $50,000 self insured retention requirement which has been satisfied for this proceeding and it's the Company's belief that the liability carrier will be paying for the costs of defense including attorney fees and any award in favor of the client.

Contingent Liabilities (continued)

New York

During 2009 and 2010, two client arbitrations were initiated against two former registered representatives of the Company, several supervisory/managerial employees of the Company and the Company ("the Parties"). Clients allege that the parties recommended unsuitable investments in oil and gas ventures (Provident) and other alternative investments. The principal amount invested in these investments total approximately $630,000. These proceedings are currently being defended by the Company under a reservation of rights by the Company's liability carrier. The Company has a $50,000 self-insured retention requirement for this proceeding and it's the Company's belief that the liability carrier will be paying for the costs of defense including attorney fees once that retention is exhausted.

North Carolina

The Company received a demand letter from one client alleging an unsuitable investment in an oil & gas venture (Provident). The principal amount invested in this investment was $150,000. However, without explanation the demand letter is seeking $300,000. This client is one of the individuals that supposedly assigned their claims to the Liquidating Trustee (as discussed above). At present it remains unclear if this client has a right to assert a second claim against the Company separate from the ongoing Provident court proceeding. Whether the client can bring a second claim or not, the Company has a $50,000 self-insured retention requirement for this proceeding and it's the Company's belief that the liability carrier will be paying for the costs of defense, including attorney fees, once that retention is exhausted.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying financial statements of Workman Securities Corporation as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 3, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 3, 2011

WORKMAN SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

Net Capital		
Total stockholders' equity		$ 398,701
Deductions		
Non-allowable assets:		
Due from reps	$ 100	
Prepaid expenses	11,374	
Non-allowable receivables	62,424	
Unsecured debt	945	
Excess Fidelity bond deductible	4,000	
Total		78,843
Haircuts		
NASDAQ stock, market value $42,714 @ 15%	6,407	
Dain Rauscher account $85,617 @ 2%	1,712	
Undue concentrations $42,714 - ($319,858 X 10%), $10,728 @ 15%	1,609	
Total		9,728
Adjusted net capital		$ 310,130
Minimum net capital requirement per rule 15c3-1(a)(2)(vi) (The greater of $50,000 or 6 2/3% of aggregate indebtedness)		
Aggregate indebtedness		$ 738,473
Computation of excess net capital		
Adjusted net capital		$ 310,130
Minimum net capital required:		
Dollar minimum	$ 50,000	
6-2/3% of aggregate indebtedness	49,232	
Greater of above		50,000
Excess net capital		$ 260,130
Ratio of aggregate indebtedness to net capital		2.38

See independent auditors report on supplementary information.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements of Workman Securities Corporation (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express and opinion on the effectiveness of the Company's internal control. .

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses ad defined previously. .

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 3, 2011

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Workman Securities Corporation
Edina, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Workman Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Workman Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Workman Securities Corporation's management is responsible for the Workman Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 3, 2011

Workman Securities Corporation
SIPC Schedule of Assessments and Payments

For The Year Ended
December 31, 2010

Schedule of Assessments

Total Revenue	$ 15,059,156
Deductions	10,708,531
SIPC Net Operating Revenues	$ 4,350,625
General Assessment @ .0025	$ 10,877

Schedule of Payments

Payment Date	Period	Amount
July 29, 2010	January 1, 2010 to June 30, 2010	$ 3,573
February 16, 2011	July 1, 2010 to December 31, 2010	7,304
Total payments		$ 10,877

See independent auditors report on applying agreed-upon procedures related to and Entity's SIPC assessment reconciliation.

WORKMAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

As of
December 31, 2010